UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

Ordinary and Extraordinary Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Company’s Ordinary and Extraordinary Shareholders’ Meeting (“Meeting”), which will be held at 11:00 a.m., on April 13th, 2023, at the Company’s headquarters, located at Engenheiro Luiz Carlos Berrini Avenue, 1376, Cidade Monções, City of São Paulo, São Paulo State, to resolve on the following items of the agenda:

At the Ordinary General Meeting:

(1)             receive the accounts rendered by the management, as well as examine, discuss and vote on the Management Report and the Financial Statements, alongside the Independent Auditors Report, the Opinion of the Audit Committee, and the Opinion of the Fiscal Board, for the year ended December 31st, 2022;

(2)             resolve on the allocation of income for the fiscal year ended December 31st, 2022 including the declaration of complementary dividends;

(3)             elect the members of the Fiscal Board for a new term;

(4)             ratify the election of an independent member of the Company’s Board of Directors, held at a Board of Directors’ Meeting held on January 31st, 2023, according to Law No 6.404/1976, as amended (“Corporation Law”); and

(5)             define the amount of the global annual remuneration of the directors and members of the Fiscal Board for the 2023 fiscal year.

At the Extraordinary General Meeting:

(1)             alter Article 5, caput, of the Company’s Bylaws, which deals with the social capital, to reflect the new number of shares in which the Company’s capital is divided, due to the cancellation of part of the common shares held in treasury; and

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(2)             consolidate the Company’s Bylaws, in order to reflect the above amendment.

The Company informs that it will adopt the remote voting procedure for the Meeting and that, therefore, on the present date, the distance voting ballots will be made available to the Shareholders, as established in the Resolution CVM nº 81, of March 29, 2022 (“RCVM 81”).

GENERAL INSTRUCTIONS:

(i)               In accordance to Article 10 and subsequent paragraphs of the Company’s Bylaws, only shareholders whose shares are registered in their name in the records of the bookkeeping institution may take part and vote at the Meeting, up to 72 (seventy-two) hours before the designated date of the Meeting.

(ii)             The shareholder’s participation may be personal, by duly constituted attorney/legal representative, or via a distance voting ballot. Detailed guidance on the documentation required in each case is mentioned in the Manual to participate in the Meeting disclosed on this date (“Manual”):

•	Personal: If the shareholder chooses to participate personally in the Meeting, they must attend the Meeting with a document proving their identity (identity card and CPF).

•	By a duly constituted attorney/ legal representative: In order to give greater speed and efficiency to the work of the Meeting, in accordance with the provisions of Paragraph 2, Article 10 of the Bylaws, the Company requires that shareholders who intend to be represented at the Meeting through a duly constituted legal representative/attorney, deposit the respective instruments of mandates and documentation described in the Manual at the Company’s headquarters at Engenheiro Luiz Carlos Berrini Avenue, 1376, 17th floor, Cidade Monções, City of São Paulo, São Paulo State – ZIP 04571-936, to the attention of the Investor Relations Office, on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m., up to 72 (seventy-two) hours before the designated date for the Meeting. Alternatively, in order to ensure the participation of shareholders, it will be accepted to send mandates of representation and documentation described in the Manual, through the electronic address https://tenmeetings.com.br/assembleia/portal_/#/?id=3BBA56F52BE7, up to 72 (seventy-two) hours before the designated date for the Meeting, provided they are in accordance with the guidelines contained in the Manual, with each shareholder being responsible for the veracity and integrity of the documents presented.

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•	Distance Voting Ballot: if the shareholder chooses to exercise their right to vote remotely, pursuant to RCVM 81, they may send the voting ballot through their respective custody agent, through the Company’s custody agent (Banco Bradesco S.A.) or directly to the Company, according to the guidelines contained in the Manual and in the distance voting ballot.

•	For all forms of participation mentioned above, shareholders and/or legal representative/attorney must also present an updated statement containing the respective shareholding, issued by the custodian body, up to 72 (seventy-two) hours in advance of the date set for the meeting, in accordance with the Manual.

•	Documents drawn up abroad in a foreign language must be notarized, apostilled, translated into Portuguese and registered at the Registry of Deeds and Documents.

(iii) All documents related to the agenda are available to shareholders at the Company’s headquarters and may also be found on the websites of the Brazilian Securities Commission - CVM (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company's website (www.telefonica.com.br/ir), in accordance with the provisions of the Corporations Law and RCVM 481.

São Paulo, March 01, 2023.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 1, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director